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EXHIBIT 4.110
Draft: 23 March 2006
(1)
DRD (Isle of Man) Limited
(2)
DRD(Offshore) Limited

SETTLEMENT OF LOANS
Maitland & Co
Falcon Cliff, Palace Road
Douglas
Isle of Man
Tel: +44 1624 630000
www.maitlandgroup.com

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SETTLEMENT OF LOANS
This agreement is made on 23 March 2006
Between:
(1)
DRD (Isle of Man) Limited, a company incorporated in accordance with the laws of the Isle of Man with its registered address at 14/15 Mount Havelock, Douglas, IM1 2QG, Isle of Man (“DRDIOM”);
and
(2)
DRD(Offshore) Limited, a company incorporated in accordance with the laws of the Isle of Man with its registered address at 14/15 Mount Havelock, Douglas, IM1 2QG, Isle of Man
(“DRD(Offshore)”).
Recitals:
A. This Agreement is part of a series of interdependent transactions relating to the restructuring of the offshore structure that holds and operates DRDGOLD’s offshore (ie non South African) operations and investments. Accordingly, this Agreement is conditional upon all of the key steps of the
DRDIOM Reorganisation taking place.
B. As a result of the DRDIOM Reorganisation, a number of loan claims have come into existence between DRDIOM and DRD(Offshore) (“the Loans”).
C. In order to successfully conclude the DRDIOM Reorganisation, it is necessary and desirable that the
Loans be settled.
C. The parties wish to settle the Loans on the terms set out in this Agreement.
It is agreed as follows:
1.
Definitions
1.1
Any term used in this Agreement which is not defined herein, shall have the meaning given to it in the Emperor Share Sale Agreement, unless the context clearly indicates to the contrary;
1.2
In this Agreement, unless the context clearly indicates to the contrary, the following words and expressions shall have the meanings ascribed to them hereunder:
1.2.1
“Agreement” means this Settlement of Loans Agreement;
1.2.2
“DRDGOLD” means DRDGOLD Limited, a company incorporated in
accordance with the laws of South Africa with its registered address at EBSCO
House 4, 299, Pendoring Avenue, Blackheath, 2195, South Africa;
1.2.3
“DRDIOM Reorganisation” means the reorganisation of DRDIOM the key steps of which are described in Schedule 1;
1.2.4
“Emperor” means Emperor Mines Limited of Level 1, 490 Upper Edward
Street, Spring Hill 4004, Brisbane, Queensland;
1.2.5
“Emperor Share Sale Agreement” means the share sale agreement between
DRD(Offshore), DRDGOLD and Emperor (as amended), dated 16 November
2005 in respect of the sale by DRD(Offshore) of its shareholding in DRDIOM to
Emperor and which agreement is conditional upon the completion of the
DRDIOM Reorganisation;

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1.2.6
“Cut Off Date” means 30 April 2006 or such later date as DRDGOLD and
DRD(Offshore) agree; and
1.2.7
“Signature Date” means the date upon which this Agreement is signed by the last party signing.
1.3
In this Agreement, except to the extent that the context otherwise requires or it is otherwise expressed or stipulated:
1.3.1
words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa;
1.3.2 a
“clause” is a reference to a clause of this Agreement;
1.4
Headings are for ease of reference only and shall not affect the interpretation of this
Agreement.
2.
Conditions
In particular, and without limitation, this Agreement is conditional upon all the key steps of the
DRDIOM Reorganisation being completed (save for any component of the DRDIOM Reorganisation which is itself conditional on the conclusion of this Agreement).
3.
Settlement of Loans
Subject to the fulfilment of the conditions precedent set out in clause 2 and the terms and conditions of this Agreement, the parties hereby agree that all outstanding claims, loans and/or debts between the parties arising prior to or as a result of the DRDIOM Reorganisation be waived, so that subsequent to the DRDIOM Reorganisation there shall be no amounts due or payable as between the parties.
4.
Resolutory condition
4.1 This Agreement will automatically terminate in the event that:
4.1.1
the Emperor Share Sale Agreement does not become unconditional prior to the
Cut Off Date (“the Resolutory Condition”); or
4.1.2
the parties agree in writing that the Resolutory Condition is incapable of being satisfied on or before the Cut Off Date.
4.2
The Resolutory Condition is for the benefit of both DRDGOLD and DRD(Offshore) and may be waived only by agreement between DRDGOLD and DRD(Offshore).
4.3 If this Agreement automatically terminates under clause 4.1, then:
4.3.1
each party is released from its obligations to further perform its obligations under this Agreement except those expressed to survive termination;
4.3.2
the parties each undertakes to execute or procure all such deeds and documents and do all such things as may be required to place each party in the position, or as close as possible thereto, as it was in prior to entering into this Agreement;
4.3.3
each party retains the rights it has against the others in respect of any breach of this Agreement occurring before termination; and

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4.3.4
the rights and obligations of each party under each of clauses 6 and 7 will continue independently from the other obligations of the parties and survive termination of this Agreement.
5.
General
5.1
This Agreement and the documents and transactions referred to in it contain the whole agreement between the parties relating to the transaction contemplated by this Agreement and supersede all previous agreements between the parties in relation to these transactions.
5.2
Each party acknowledges that in entering into this Agreement (or any ancillary agreements or documents) it has not relied on any representation, warranty, agreement, statement or other assurance (except those set out in this Agreement) made by or on behalf of any party and that
(in the absence of fraud) it will not have and it hereby explicitly waives any right or remedy arising out of any representation, warranty, agreement, statement or other assurance not set out in this Agreement.
5.3
No variation or agreed termination of this Agreement shall be of any force or effect unless in writing and signed by each party.
5.4
The failure to exercise or any delay in exercising any right or remedy under this Agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.
5.5
This Agreement shall be personal to the parties and no party shall be entitled to assign its rights or obligations under this Agreement to any person without the prior written consent of each other party.
6.
Notices
6.1
The parties hereby choose the following addresses as their addresses for service for all purposes in terms of or arising from this Agreement, provided that each party may, by notice in writing, alter its address to another address:
6.1.1 In the case of DRDIOM:
14/15 Mount Havelock
Douglas
IM1 2QG
Isle of Man
Facsimile:
+44 01624 676315
Marked for the attention of: Company Secretary
6.1.2
In the case of DRD(Offshore):                     14/15 Mount Havelock
Douglas
IM1 2QG
Isle of Man
Facsimile:
+44 01624 676315
Marked for the attention of: Company Secretary
6.2
Any notice or other communication shall be deemed to have been duly given if delivered personally when left at the address referred to in the immediately preceding clause, or if

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delivered by commercial courier on the date of signature of the courier’s receipt, or if sent by facsimile thirty minutes after successful transmission.
7.
Applicable Law
7.1
The validity, construction and effect of this Agreement and each and every provision hereof shall be governed by and construed in accordance with the laws of the Isle of Man.
7.2 The Parties consent to the non-exclusive jurisdiction of the courts of the Isle of Man.
8.
Counterparts
This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but the counterparts together shall constitute one and the same instrument.

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Schedule 1 – Key steps of the DRDIOM Reorganisation
1 Assets to be transferred out of DRDIOM
(a) shares in White Rock Insurance Company (PCC) Limited;
(b) shares in Emperor Mines Limited; and
(c) shares in Net-Gold Services Limited.
2 Material contracts to be assigned by DRDIOM to DRD(Offshore)
(a) The loan agreement between DRDIOM, Emperor and Emperor Gold Mining Company Limited
(“EGMC”) dated 8 July 2005;
(b) Obligations debenture between DRDIOM and EGMC dated 22 September 2005;
(c) Mortgage of rights deed between EGMC and DRDIOM dated 22 September 2005;
(d) Mortgage of property deed between EGMC and DRDIOM dated 22 September 2005; and
(e) Subordination Deed entered into between Australia and New Zealand Bank Limited (“ANZ Bank”),
Emperor and DRDIOM dated 8 July 2005.
3 Material contracts to be terminated
(a) Andisa treasury management agreement between DRDIOM and Andisa Treasury Solutions (undated); and
(b) Chess Sponsorship agreement between DRDIOM and ANZ Bank dated 6 November 2004.
4 Treatment of inter-company loans
To be repaid or capitalised so that following the DRDIOM Reorganisation there are no loans owing to or by
DRDIOM to a member of the DRDGOLD group.
5 Encumbrances
Other than the Encumbrances listed in Schedule 2, there will be no other material Encumbrances in the
DRDIOM Group following completion of the DRDIOM Reorganisation.
6 Treatment of Investec Facility Agreements
The Investec Facility Agreements and associated Encumbrances will either be repaid and terminated or will be varied to remove any recourse to DRD(Offshore) or DRDGOLD and remain as an undrawn facility available for
DRDIOM after Completion, subject to the terms of that facility and related security.
7 Residual liabilities
Other than as disclosed in the DRDIOM Accounts (including without limitation, the contingency provision as provided for in those accounts, provisions for payment of management fees to DRDGOLD and provision for interest payable on the convertible bonds issued by DRDGOLD payable in November 2005), there will be no material liabilities or contingent liabilities created (including warranties, indemnities and guarantees) as part of the DRDIOM Reorganisation.
8 Tax and stamp duty
Other than as disclosed in the DRDIOM Accounts including the contingency provision as provided for in those accounts, no material adverse tax or stamp duty liability or charges will arise within the DRDIOM Group as a result of the DRDIOM Reorganisation.
9 Approvals

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All necessary shareholder and regulatory approvals (including SARB Approval) will be obtained as part of the
DRDIOM Reorganisation.

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Schedule 2 – Permitted Encumbrances of the DRDIOM Group
PNG Facility Agreement and the PNG Security Documents
Investec Facility Agreements and associated security documents
(a)     Notice of Assignment dated 13 October 2004 and Acknowledgement of Receipt.
(b)     Common Terms Agreement between Investec (Mauritius) and DRDIOM (undated).
(c)     Facility A Loan Agreement between Investec (Mauritius) and DRDIOM (undated).
(d)     Shareholder’s Guarantee between DRDGOLD (formerly Durban Roodepoort Deed Limited) and Investec
(Mauritius) dated 13 October 2004.
(e)     Borrower’s Certificate to Investec (Mauritius)
(f)     Subordination Agreement between Investec (Mauritius), DRDIOM, DRDGOLD (formerly Durban
Roodepoort Deed Limited), Dome Resources Pty Limited and DRD Australasia Pty Limited (undated).
(g)     Equitable Mortgage of Shares between Investec (Mauritius) and DRDIOM (undated).
(h)     Memorandum of Deposit between Investec (Mauritius) and DRDIOM (undated).
(i)
    Assignment of Accounts between Investec (Mauritius) and DRDIOM (13 October 2004).

This agreement has been entered into on the date stated at the beginning of this document.
Executed by: /s/ P Mathews )
P Mathews
For and on behalf of )
DRD (Isle of Man) Limited
)
in the presence of: )
Executed by: /s/ M Wellesley-Wood )
M Wellesley-Wood
For and on behalf of )
DRD(Offshore) Limited
)
in the presence of:
)